January 28, 2008

Mail Stop 3561

By U.S. Mail and facsimile to (860) 728.7613

Mr. George David
Chief Executive Officer
United Technologies Corporation
One Financial Plaza
Hartford, CT 06103

       Re: United Technologies Corporation
                Definitive 14A
                Filed February 23, 2007
                File No. 001-00812

Dear Mr. David:

      We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3314.

                    Sincerely,

                    Daniel Morris
                    Attorney-Advisor